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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8- 00533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sage, Rutty & Co., Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Corporate Woods, Suite 300
(No. and Street)

Rochester	**New York**	**14623**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Lacey   (585) 512-2381

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeJoy, Knauf & Blood, LLP
(Name – *if individual, state last, first, middle name*)

280 East Broad Street, Suite 300 Rochester	**New York**	**14604**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

_DM_

OATH OR AFFIRMATION

I, Matthew J. Lacey _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Sage, Rutty & Co., Inc. _____ , as

of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____*Matthew Lacey*_____
Signature

Treasurer
_____
Title

_____*Anne C. Catillaz*_____
Notary Public

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA61 59138
Commission Expires 1/16 20_19_

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS



DeJoy, Knauf & Blood LLP

certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc. as of December 31, 2017 and 2016, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sage, Rutty & Co., Inc.'s management. Our responsibility is to express an opinion on Sage, Rutty & Co., Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sage, Rutty & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Sage, Rutty & Co., Inc.'s financial statements. The supplemental information is the responsibility of Sage, Rutty & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as Sage, Rutty & Co., Inc.'s auditor since 2010.

February 27, 2018.



DeJoy, Knauf
& Blood LLP
certified public accountants

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Cash	$ 2,498,037	$ 2,587,068
Receivable from brokers or dealers	1,297,783	1,106,168
Securities owned, at fair value	2,399,173	1,910,294
Deposits and other assets	1,255,360	970,729
Furniture and equipment, net	157,726	114,179
TOTAL ASSETS	$ 7,608,079	$ 6,688,438

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
LIABILITIES:		
Payable to brokers or dealers	$ 236,127	$ 211,575
Accrued compensation and related taxes	1,224,307	808,180
Accrued profit sharing	609,185	506,225
Dividends payable	247,650	202,090
Other accrued expenses	162,830	184,527
Deferred rent payable	81,194	104,144
Deferred income tax liability	337,087	362,968
Income taxes payable	27,908	1,070
Total liabilities	2,926,288	2,380,779

COMMITMENTS AND CONTINGENCIES

	2017	2016
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value		
100,000 shares authorized; 84,000 shares issued	840	840
Class B common stock, $0.01 par value		
100,000 shares authorized	78	58
Additional paid-in capital	980,040	766,900
Retained earnings	7,637,257	7,016,073
	8,618,215	7,783,871
Less - treasury stock, at cost,		
as of December 31, 2017 and 2016, respectively	(3,936,424)	(3,476,212)
Total stockholders' equity	4,681,791	4,307,659
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,608,079	$ 6,688,438

The accompanying notes to financial statements
are an integral part of these statements.

- 1 -

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES:		
Investment advisory fees	$ 8,061,160	$ 7,123,642
Commission income - other products	4,176,945	3,893,787
Commission income - mutual fund trails	2,825,242	2,523,604
Underwriting income	101,811	117,311
Realized and unrealized gains on securities owned, net	48,820	91,524
Interest and dividends	70,735	60,213
Other income	39,075	93,593
	15,323,788	13,903,674
EXPENSES:		
Employee compensation, payroll taxes and benefits	12,338,264	10,968,038
Occupancy	601,176	583,681
Communications	381,259	350,006
Legal and professional fees	115,390	194,730
Advertising and marketing	192,239	199,818
Securities clearing expense	81,515	140,606
Association dues and registration fees	94,384	103,342
Other operating expenses	399,179	467,227
	14,203,406	13,007,448
INCOME BEFORE PROVISION FOR INCOME TAXES	1,120,382	896,226
PROVISION FOR INCOME TAXES	(251,548)	(345,533)
NET INCOME	$ 868,834	$ 550,693

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2016	$ 840	$ 40	$ 580,018	$ 6,667,470	$ (3,289,312)	$ 3,959,056
Dividends on common stock	-	-	-	(202,090)	-	(202,090)
Issuance of 1,780 shares of Class B common stock	-	18	186,882	-	-	186,900
Repurchase of 1,780 shares of Class A common stock, at cost	-	-	-	-	(186,900)	(186,900)
Net income	-	-	-	550,693	-	550,693
BALANCE, December 31, 2016	840	58	766,900	7,016,073	(3,476,212)	4,307,659
Dividends on common stock	-	-	-	(247,650)	-	(247,650)
Issuance of 2,000 shares of Class B common stock	-	20	213,140	-	-	213,160
Repurchase of 1,950 shares of Class A common stock, at cost	-	-	-	-	(207,831)	(207,831)
Repurchase of 2,368 shares of Class B common stock, at cost	-	-	-	-	(252,381)	(252,381)
Net income	-	-	-	868,834	-	868,834
BALANCE, December 31, 2017	$ 840	$ 78	$ 980,040	$ 7,637,257	$ (3,936,424)	$ 4,681,791

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 868,834	$ 550,693
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	53,732	43,041
Deferred income tax (benefit) expense	(25,881)	58,859
Unrealized gain on securities owned, net	(48,820)	(91,524)
Increase in receivable from brokers or dealers	(191,615)	(5,712)
Net (purchase) sale of securities owned	(440,059)	14,765
Increase in deposits and other assets	(284,631)	(214,557)
Increase (decrease) in payable to brokers or dealers	24,552	(220,521)
Increase (decrease) in accrued compensation and related taxes	416,127	(123,155)
Increase (decrease) in accrued profit sharing	102,960	(6,459)
Decrease in other accrued expenses	(24,595)	(15,137)
(Decrease) increase in deferred rent payable	(22,950)	4,851
Increase in income taxes payable	26,838	130
Total adjustments	(414,342)	(555,419)
Net cash provided by (used in) operating activities	454,492	(4,726)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(94,381)	(80,999)
Net cash used in investing activities	(94,381)	(80,999)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(460,212)	(186,900)
Proceeds from issuance of Class B common stock	213,160	186,900
Dividends paid	(202,090)	(202,090)
Net cash used in financing activities	(449,142)	(202,090)
NET DECREASE IN CASH	(89,031)	(287,815)
CASH, beginning of year	2,587,068	2,874,883
CASH, end of year	$ 2,498,037	$ 2,587,068
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ 816
Cash paid for income taxes	$ 131,024	$ 393,841
NON-CASH INVESTING ACTIVITIES:		
Purchases of furniture and equipment included in other accrued expenses	$ 2,898	$ -
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 247,650	$ 202,090

The accompanying notes to financial statements
are an integral part of these statements.

- 4 -

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to First Clearing, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, the valuation of securities owned, the valuation of deferred income taxes, and the depreciable lives of furniture and equipment. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Revenue recognition -

Investment advisory fees are received quarterly but are recognized as earned over the terms of the contract. Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Mutual fund trailer commission revenue and related expenses are recorded when received. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Receivable from brokers or dealers and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2017 and 2016. Accounts are charged off against the allowance for doubtful accounts when management determines such accounts are uncollectible.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains on securities owned was $48,820 and $91,524 for the years ended December 31, 2017 and 2016, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. There was no balance in the margin account at December 31, 2017 and 2016.

Depreciation -

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	6 years
Furniture and equipment	3 - 7 years
Vehicles	5 years

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment when events or changes in circumstances indicate their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2017 and 2016, there were no such impairments.

Fair value measurements -

The framework for measuring fair value provides a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $55,444 and $75,107 for the years ended December 31, 2017 and 2016, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Recent accounting pronouncements -

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases,* which amended the guidance on accounting for leases. ASU 2016-02 requires lessees to recognize assets and liabilities on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. ASU 2016-02 also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. ASU 2016-02 will be effective for interim and annual periods beginning on January 1, 2019. The Company is in the process of evaluating the impact ASU 2016-02 may have on its financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact ASU 2014-09 may have on its financial statements.

Subsequent events -

The Company has evaluated subsequent events through February 27, 2018, the date the financial statements were available to be issued.

3. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2017:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 391,243	$1,040,857	$ -	$1,432,100
Municipal bonds	971,246	608	(4,781)	967,073
Total securities owned	$1,362,489	$1,041,465	$ (4,781)	$2,399,173

The following is a summary of securities owned at December 31, 2016:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$391,243	$993,017	$ -	$1,384,260
Municipal bonds	531,187	-	(5,153)	526,034
Total securities owned	$922,430	$993,017	$ (5,153)	$1,910,294

4. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2017 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,432,100	$ -	$ -	$1,432,100
Municipal bonds	-	967,073	-	967,073
	$1,432,100	$967,073	$ -	$2,399,173

The fair value of securities owned on a recurring basis at December 31, 2016 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,384,260	$ -	$ -	$1,384,260
Municipal bonds	-	526,034	-	526,034
	$1,384,260	$526,034	$ -	$1,910,294

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of municipal bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2017 and 2016.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2017	2016
Leasehold improvements	$ 13,407	$ 9,108
Furniture and equipment	556,095	509,282
Vehicles	99,132	99,132
	668,634	617,522
Less - accumulated depreciation	(510,908)	(503,343)
Furniture and equipment, net	$ 157,726	$ 114,179

Depreciation expense totaled $53,732 and $43,041 for the years ended December 31, 2017 and 2016, respectively.

6. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 4.50% at December 31, 2017). There were no outstanding borrowings under the line of credit at December 31, 2017 or 2016.

7. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement for office space with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases and expires in May 2021. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

The Company also leases copiers under non-cancelable lease agreements which extend through July, 31, 2019.

Estimated future minimum lease payments required under the above lease agreements are as follows:

Years ending December 31,	
2018	$ 434,947
2019	425,911
2020	413,259
2021	172,191
	$1,446,308

Rental expense totaled $390,309 and $390,164 for the years ended December 31, 2017 and 2016, respectively.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party could result in a termination fee to be paid by the Company.

The Company may be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management based on consultations with counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's financial statements.

8. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2017	2016
Current -		
Federal	$244,755	$231,519
State	32,674	55,155
	277,429	286,674
Deferred -		
Federal	(53,667)	51,711
State	27,786	7,148
	(25,881)	58,859
	$251,548	$345,533

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2017	2016
Deferred income tax assets (liabilities) -		
Unrealized securities gain, net	$(275,758)	$(382,303)
Prepaid asset arrangements	(97,028)	(57,514)
Accrued compensation	36,096	53,364
Deferred rent payable	21,598	40,304
Depreciation and amortization	(32,115)	(26,939)
Federal benefit of state tax reserve	10,120	10,120
	$(337,087)	$(362,968)

In December 2017, the U.S. enacted tax reform legislation (the "U.S. Tax Act") that made substantial changes to corporate income tax laws. Among the key provisions, the U.S. corporate tax rate was reduced from 35% to 21% effective for tax years beginning January 1, 2018. The Company has recorded a provisional income tax benefit of $157,940 related to the remeasurement of its net deferred income tax liabilities as a result of the reduced corporate tax rate.

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2017	2016
Provision at federal statutory rate	$380,930	$304,717
State income tax provision, net of federal income tax effects	28,783	43,551
Nondeductible expenses	9,058	7,957
U.S. Tax Act benefit	(157,940)	-
Tax-exempt income	(9,283)	(10,692)
Total	$251,548	$345,533

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2017, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2014 through 2017 tax years. At both December 31, 2017 and 2016, a liability for uncertain tax positions was $32,032 and is reported in other accrued expenses on the accompanying statements of financial condition.

9. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $609,185 and $506,225 for the years ended December 31, 2017 and 2016, respectively.

10. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical. There were 32,710 and 34,660 shares of Class A common stock issued and outstanding at December 31, 2017 and 2016, respectively. There were 5,390 and 5,758 shares of Class B non-voting common stock issued and outstanding at December 31, 2017 and 2016, respectively.

During the years ended December 31, 2017 and 2016, the Company purchased shares of its Class A common stock from stockholders for $207,831 and $186,900, respectively. During the years ended December 31, 2017 and 2016, the Company purchased shares of its Class B common stock from stockholders for $252,381 and $0, respectively. There were 51,290 and 49,340 shares of Class A common stock in treasury at December 31, 2017 and 2016, respectively. There were 2,368 and 0 shares of Class B non-voting common stock in treasury at December 31, 2017 and 2016, respectively.

11. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit as of and during the years ended December 31, 2017 and 2016. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces customers to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $2,930,767 which was $2,680,767 in excess of its required net capital of $250,000. The Company's net capital ratio was .803 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 4,681,791
2.	Deduct ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		4,681,791
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities		$ 4,681,791
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition	$ 1,413,086	
	B. Secured demand note deficiency	-	
	C. Commodity futures contracts and spot commodities	-	
	D. Other deductions and/or charges	-	(1,413,086)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		3,268,705
9.	Haircuts on securities:		
	A. Contractual securities commitments	-	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	13,099	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	258,317	
	D. Undue concentration	66,522	
	E. Other	-	(337,938)
10.	Net capital		$ 2,930,767

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$ 156,872
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13.	Net capital requirement (greater of line 11 or 12)	$ 250,000
14.	Excess net capital (line 10 less 13)	$ 2,680,767
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 2,630,767

(Continued on page 16)

The accompanying notes to financial statements
are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	2,353,074
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
19. Total aggregate indebtedness	$	2,353,074
20. Percentage of aggregate indebtedness to net capital		80.3%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2017)

Excess net capital per the Company's FOCUS Report (unaudited)	$	2,299,901
Adjustments made to income and expense accounts which increase ownership equity		175,171
Decrease to non-allowable assets		196,821
Decrease in haircuts on securities		8,874
Excess net capital per this computation	$	2,680,767

The accompanying notes to financial statements
are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2017

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

- 17 -




100 Corporate Woods, Suite 300 phone 585.232.3760   1.800.733.1133
Rochester, New York 14623   fax 1.866.902.0273   www.sagerutty.com

Sage Rutty & Co., Inc.'s Exemption Report

Sage Rutty & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii);

   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year except as described in the subsequent page.

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Matthew J. Lacey

Title: Treasurer

Date: February 27, 2018

Creating and Preserving Wealth for Generations

Date of Deposit	Number of checks	Explanation of exception
3/13/2017	17	Untimely deposit to clearing account
8/15/2017	3	Deposit made within one business day, but after 12:00 pm EST
12/08/2017	1	Deposit made within one business day, but after 12:00 pm EST
12/29/2017	2	Deposit made within one business day, but after 12:00 pm EST



DeJoy, Knauf
& Blood llp
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
  Sage, Rutty & Co., Inc.:

We have reviewed management's statements, including the accompanying Sage, Rutty & Co., Inc.'s (the "Company") Exemption Report (the "Exemption Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

February 27, 2018.

SAGE, RUTTY & CO., INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES
YEAR ENDED DECEMBER 31, 2017



DeJoy, Knauf & Blood LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON-PROCEDURES

To the Board of Directors and Stockholders of
  Sage, Rutty & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sage, Rutty & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sage, Rutty & Co., Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sage, Rutty & Co., Inc.'s management is responsible for Sage, Rutty & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2018.

DeJoy, Knauf
& Blood LLP
certified public accountants